UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 7 through August 8, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Progress on share repurchase programme KPN, dated 7 August 2006.

•                                         KPN acquires CSS Telecom, dated 8 August 2006.

Press release

Progress on share repurchase programme	Date
KPN	7 august 2006

Number
058pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of July 31 through August 4, 2006 4.873.844 of KPN shares were repurchased at an average price of EUR 9.24. Therewith approximately 58.8% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

KPN acquires CSS Telecom	Press release

Date
8 August 2006

Number
059pe

KPN has acquired Dutch communication solutions company CSS Telecom. CSS Telecom gives advice on, supplies, implements and maintains business communication total solutions for spoken, visual and data communication. CSS Telecom targets small and medium businesses and the health care sector in particular.

The acquisition fits in with KPN’s aim of further strengthening its position in the business communication solutions market.  CSS Telecom’s strong position in the market for small and medium businesses is also in keeping with the ambition of better servicing the small and medium business sector. Moreover, CSS Telecom’s focus on the health care sector dovetails well with KPN’s earlier initiatives in health care, such as E-Zorg and Zorg op Afstand.

In conjunction with the takeover of Newtel Essence, which was announced recently, the acquisition of CSS Telecom further strengthens KPN’s position in the field of Avaya solutions.

CSS Telecom has branches in Groningen, Utrecht, Rotterdam and Venlo has 191 employees. Sales in 2005 totaled EUR 28,6 million.

Both works councils have advised in favor of the takeover.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 9, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel